

03052239

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
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| SEC FILE NUMBER |
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| 8-43143 |

# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/2002 (MM/DD/YY) AND ENDING 09/30/2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Morrison Investments, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

620 W. Roosevelt Rd. Suite C2
(No. and Street)

Wheaton (City) (State) 60187 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas A. Morrison 630-752-1155
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Slupik & Associates, Ltd. Certified Public Accountants
(Name — if individual, state last, first, middle name)

1700 Park Street, Suite 202 (Address) Naperville (City) IL (State) 60563 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 23 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Thomas A. Morrison, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Morrison Investments, Inc., as of September 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

______________________________

______________________________

______________________________

Signature

Principal

Title



OFFICIAL SEAL
CAROL A NOLAN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/16/07


Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**MORRISON INVESTMENTS, INC.**

FINANCIAL STATEMENTS

SEPTEMBER 30, 2003

SLUPIK AND ASSOCIATES, LTD.
CERTIFIED PUBLIC ACCOUNTANTS

**MORRISON INVESTMENTS, INC.**

TABLE OF CONTENTS


| | Page |
|---|---|
| INDEPENDENT AUDITOR'S REPORT | 3 |
| STATEMENT OF FINANCIAL CONDITION AS OF SEPTEMBER 30, 2003 | 4 |
| STATEMENT OF INCOME (LOSS) FOR THE YEAR ENDED SEPTEMBER 30, 2003 | 5 |
| STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY FOR THE YEAR ENDED SEPTEMBER 30, 2003 | 6 |
| STATEMENT OF CHANGES IN LIABILITIES FOR THE YEAR ENDED SEPTEMBER 30, 2003 | 6 |
| STATEMENT OF CASH FLOWS FOR THE YEAR ENDED SEPTEMBER 30, 2003 | 7 |
| NOTES TO THE STATEMENT OF FINANCIAL CONDITION FOR THE YEAR ENDED SEPTEMBER 30, 2003 | 8-9 |
| **SUPPLEMENTARY INFORMATION** | |
| COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF SEPTEMBER 30, 2003 | 10 |
| EXEMPTIVE PROVISION UNDER RULE 15c3-3 SUPPLEMENTAL REPORTS | 11 |

SLUPIK AND ASSOCIATES, LTD.

CERTIFIED PUBLIC ACCOUNTANTS

1700 PARK STREET, SUITE 202, NAPERVILLE, IL 60563
PHONE (630) 357-0096 FAX (630) 357-0592

**Independent Auditor's Report**

The Board of Directors
**MORRISON INVESTMENTS, INC.**
Wheaton, Illinois

We have audited the accompanying statement of financial position of Morrison Investments, Inc. (an Illinois Corporation) as of September 30, 2003, and the related statements of income (loss), changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Morrison Investments, Inc. as of September 30, 2003 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 - 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

November 6, 2003

Slupik and Associates, Ltd.

## MORRISON INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2003

| ASSETS | Allowable | Non-allowable | Total |
|---|---|---|---|
| Current Assets | | | |
| Cash and cash equivalents | $ 14,817 | $ - | $ 14,817 |
| Securities owned: (Note 2) | | | |
| Marketable, at market value | 25,443 | - | 25,443 |
| Not readily marketable, at cost | - | 2,475 | 2,475 |
| Accounts receivable | 13,180 | - | 13,180 |
| Refundable income taxes (Note 3) | - | 387 | 387 |
| Total Current Assets | 53,440 | 2,862 | 56,302 |
| Other Assets | | | |
| Deposits | - | 2,842 | 2,842 |
| Total Other Assets | - | 2,842 | 2,842 |
| **TOTAL ASSETS** | $ 53,440 | $ 5,704 | $ 59,144 |

**LIABILITIES AND STOCKHOLDER'S EQUITY**

| | |
|---|---|
| Current Liabilities | |
| Accounts payable | $ 4,362 |
| Accrued income taxes | - |
| Total Current Liabilities | 4,362 |
| Total Liabilities | 4,362 |
| Stockholder's Equity | |
| Capital stock | |
| No par value; at stated value: | |
| Authorized - 1,000 shares, | |
| issued and outstanding 1,000 shares | 10,000 |
| Paid in capital | 3,955 |
| Retained earnings | 40,827 |
| Total Stockholder's Equity | 54,782 |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | $ 59,144 |

See accompanying notes to the financial statements.

# MORRISON INVESTMENTS, INC.

## STATEMENT OF INCOME (LOSS)
## YEAR ENDED SEPTEMBER 30, 2003

| | |
|---|---|
| **Revenues** | |
| Commissions | $ 159,837 |
| Trading and monitoring fee income | 174,721 |
| Interest, dividends & capital gains/(losses) | (392) |
| Unrealized gain on firm securities investment account | 3,387 |
| Other income | 1,748 |
| Total revenues | 339,301 |
| **Expenses** | |
| Regulatory fees and expenses | 1,183 |
| Other operating expenses: | |
| General and administrative costs | 290,600 |
| Officer salaries | 48,000 |
| Profit sharing expense | 9,600 |
| Signature guarantee expense | 1,795 |
| Professional fees | 1,700 |
| Dues and subscriptions | 200 |
| Insurance | 916 |
| Other | 50 |
| Total expenses | 354,044 |
| **Income (Loss) before income taxes** | (14,743) |
| **Income tax expense (benefit) (Note 3)** | (387) |
| **Net Income (Loss)** | $ (14,356) |

See accompanying notes to the financial statements.

# MORRISON INVESTMENTS, INC.

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
## YEAR ENDED SEPTEMBER 30, 2003

| | |
|---|---|
| Beginning balance, October 1, 2002 | $ 69,138 |
| Net income (loss) for the year | (14,356) |
| Distributions to stockholder | - |
| Ending balance, September 30, 2003 | $ 54,782 |

## STATEMENT OF CHANGES IN LIABILITIES
## SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
## YEAR ENDED SEPTEMBER 30, 2002

| | |
|---|---|
| Balance, September 30, 2002 | $ - |
| Increase | - |
| Decrease | - |
| Balance, September 30, 2003 | $ - |

See accompanying notes to the financial statements.

# MORRISON INVESTMENTS, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED SEPTEMBER 30, 2003

| | |
|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | |
| Net income (loss) | $ (14,356) |
| Adjustments to reconcile net income to cash provided by operating activities: | |
| Changes in operating assets and liabilities: | |
| Accounts receivable | (6,874) |
| Investments | (2,996) |
| Refundable income taxes | (387) |
| Other assets | 129 |
| Accounts payable | 1,385 |
| Accrued income taxes | (449) |
| Total adjustments | (9,192) |
| **NET CASH (USED) BY OPERATING ACTIVITIES** | (23,548) |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | |
| Proceeds from sale of investments | - |
| Purchase of investments | - |
| **NET CASH (USED) BY INVESTING ACTIVITIES** | - |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | |
| Distributions to stockholder | - |
| **NET CASH (USED) BY FINANCING ACTIVITIES** | - |
| **DECREASE IN CASH AND CASH EQUIVALENTS** | (23,548) |
| **CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR** | 38,365 |
| **CASH AND CASH EQUIVALENTS AT END OF YEAR** | $ 14,817 |
| **SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION** | |
| Cash paid during the year for: | |
| Interest | - |
| Income taxes | $ 449 |

See accompanying notes to the financial statements.

MORRISON INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2003

## NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

**Nature of the Business**
Morrison Investments, Inc. was incorporated in the State of Illinois in August, 1990. The Company is registered as a broker dealer and provides various financial services commensurate therewith. As a broker dealer, the Company is subject to the minimum net capital requirements of Rule 15c3-1 of the Securities and Exchange Commission and is exempt from Rule 15c3-3.

**Cash and Cash Equivalents**
The Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

**Use of Estimates**
Management uses estimates and assumptions in preparing these financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities and the reported revenue and expenses. Actual results could vary from the estimates that were used.

**Concentration of Credit Risk**
The Company places its cash equivalents with high credit quality financial institutions, which are federally insured up to prescribed limits. However, the amount of cash equivalents at any one institution at any given time may exceed these limits. Cash in banks, based on bank balances at September 30, 2003, did not exceed federally insured prescribed limits.

**Accrual Basis**
The accompanying statement of financial condition has been prepared on the accrual basis.

**Investments**
In accordance with specialized industry practices, unrealized gains and losses are recognized on the investments held by the Company.

**Related Party**
The Company shares office and administrative costs with a related party company known as Morrison Financial Services, Ltd. Morrison Investments, Inc. share of the general and administrative cost was $290,600 and its share of salaries was $48,000 in the current fiscal year. Morrison Financial Services, Ltd. also maintains a Profit Sharing plan. Morrison Investment Services, Ltd. owed Morrison Financial Services, Inc. $2,690 at September 30, 2003.

## NOTE 2 - INVESTMENTS

At September 30, 2003, the mutual fund investments held had a market value of $25,443, which represents an increase of $3,820 from the prior year after accounting for unrealized capital gains and for reinvested dividends. Nasdaq stock warrants are recorded at cost because the exercise price of the warrant is greater than the market value of the stock and no market currently exists for the warrants. One fourth of the cost, of the warrants which had expired, was written off during the year resulting in a loss of $825.

Following is a summary of investments at September 30, 2003:

| | |
|---|---|
| Mutual Funds | $25,443 |
| Nasdaq Stock Warrants | 2,475 |
| | $27,918. |

## NOTE 3 - INCOME TAXES

In accordance with an election under Subchapter S of the Internal Revenue Code, the income for tax purposes is separately reportable on the individual income tax return of the Company's sole shareholder. Therefore, no provision for federal income taxes is reflected in these financial statements. A refund for state income taxes, where the Subchapter S election does not apply, has been made due to the loss incurred. For federal income tax purposes, had the Company been a regular C Corporation, no federal statutory provision would have been recorded due to the loss.

## NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company had net capital of $45,262 which was $40,262 in excess of its required net capital of $5,000. The Company's net capital ratio was .10 to 1.

# SUPPLEMENTARY INFORMATION

# MORRISON INVESTMENTS, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2003

| | |
|---|---|
| **Net Capital** | |
| Total ownership equity from statement of financial condition | $ 54,782 |
| Deduct ownership equity not allowable for net capital | .. |
| Total ownership equity qualified for net capital | 54,782 |
| Add liabilities subordinated to claims of general creditors allowable in computation of net capital and other allowable credits | - |
| Total capital and allowable subordinated liabilities | 54,782 |
| Deduct nonallowable assets from statement of financial condition | 5,704 |
| Net capital before haircuts on securities positions | 49,078 |
| Haircuts on securities | 3,816 |
| Net capital | $ 45,262 |
| **Aggregate indebtedness** | |
| Items from statement of financial condition | |
| Accounts payable | $ 4,362 |
| Accrued income taxes | - |
| Total aggregate indebtedness | $ 4,362 |
| **Computation of basic capital requirement** | |
| Minimum net capital required (6 2/3% of aggregate indebtedness) | $ 291 |
| Minimum dollar net capital requirement | $ 5,000 |
| Net capital requirement | $ 5,000 |
| Excess net capital at 1,500 percent | $ 40,262 |
| Excess net capital at 1,000 percent | $ 44,826 |
| Ratio: Aggregate indebtedness to net capital | .10 to 1 |

See accompanying notes to the financial statements.

**MORRISON INVESTMENTS, INC.**

EXEMPTIVE PROVISION UNDER RULE 15c3-3
SEPTEMBER 30, 2003

Morrison Investments, Inc., because of the limited nature of its operations, which places the corporation in the $5,000 capital category as per Rule 15c3-1, is exempt from Rule 15c3-3. The corporation has limited its activities to the representation of mutual funds, variable annuities, and limited partnerships. Individual securities will not be represented and the corporation does not hold funds or securities for, or owe money or securities to customers.

In our opinion, the conditions of the corporation's exemption were being complied with as of the audit date. No facts came to our attention to indicate that the exemption has not been complied with.

SUPPLEMENTAL REPORT
SEPTEMBER 30, 2003

Our audit for the year ended September 30, 2003 did not disclose any material inadequacies existing.

SUPPLEMENTAL REPORT
SEPTEMBER 30, 2003

Our audit for the year ended September 30, 2003 found a difference between the Audited Computation on Net Capital and the broker/dealer's corresponding initial computation of Net Capital. The Receivable from investment companies should have been reported as $13,180 but were reported as $1,500, a difference of $11,680. Thus, the net capital as initially computed by the broker/dealer was understated.